*** Confidential material redacted and filed separately with the Securities and Exchange Commission

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

January 22, 2015

Confidential Treatment Requested By Invitae Corporation

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds

Hillary Daniels

Re:                             Invitae Corporation

Registration Statement on Form S-1

Commission File No. 333-201433

Ladies and Gentlemen:

Invitae Corporation (the “Registrant”) is hereby advising the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) of its preliminary indicative initial public offering (“IPO”) price range in order to assist the Staff in finalizing its review of the above-referenced Registration Statement.  In consultation with the lead underwriter for the IPO, the Registrant currently anticipates that its preliminary estimated indicative IPO price range is between $*** and $*** per share (or $*** to $*** after giving effect to a proposed 1-for-*** reverse stock split to be effected prior to completion of the IPO).

The Registrant respectfully advises the Staff that the above preliminary estimated indicative price range represents the Registrant’s current belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Registrant completes the valuation process with the underwriters of the offering.  This valuation process is expected to be completed shortly before the commencement of the roadshow. Therefore, the preliminary estimated indicative price range provided above is subject to further change, which may result from various factors, including but not limited to market conditions and subsequent developments in the Registrant’s business.  Upon completion of this valuation process with the underwriters, the Registrant will narrow the indicative price range to be not greater than $2.00 between the low end of the range and the high end of the range (on a post-split basis).  The actual indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus and the commencement of the roadshow.

In addition, the Registrant advises the Staff that it currently intends to grant options to purchase an aggregate of 874,500 shares (on a pre-split basis) of its common stock upon or prior to commencement of the roadshow, with an exercise price at the midpoint of the actual indicative preliminary price range. The above options are being granted to approximately 44 individuals, 40 of whom have been hired since October 27, 2014. The Registrant will update the disclosure in the Registration Statement to include the new grants.

Please let us know if you have any questions or need additional information.  You may contact the undersigned at (650) 233-4670.

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Invitae Corporation
Randal W. Scott, Ph.D.
Lee Bendekgey

Cooley LLP
Charles S. Kim
David Peinsipp
Andrew S. Williamson

Pillsbury Winthrop Shaw Pittman LLP
Mike Hird
Patty DeGaetano